November 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Mr. David Lin

Re:    Voya Financial, Inc. and Voya Holdings Inc.

Registration Statement on Form S-3

File No. 333-262924

Dear Mr. Lin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Voya Financial, Inc. (the “Company”) and Voya Holdings Inc. (“Holdings”) hereby request that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-262924) (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:30 p.m. Eastern Standard Time on November 15, 2022, or as soon as practicable thereafter.

Please contact Elizabeth A. Chang of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Company and Holdings, at (212) 225-2652 or via email at echang@cgsh.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,
Voya Financial, Inc.
By:	/s/ My Chi To
Name: My Chi To
Title: Executive Vice President and Chief Legal Officer

Voya Holdings Inc.
By:	/s/ My Chi To
Name: My Chi To
Title: Executive Vice President and Chief Legal Officer

cc:    Craig B. Brod

Elizabeth A. Chang

Cleary Gottlieb Steen & Hamilton LLP